

Steven Smith · 2nd

CEO, Vegan Fine Brands, Inc.

Boca Raton, Florida, United States · 500+ connections ·

Contact info

 **Vegan Fine Brands**

Rutgers University

Experience



Chief Executive Officer

Vegan Fine Brands · Full-time

Dec 2016 – Present · 4 yrs 4 mos

Miami/Fort Lauderdale Area



Executive MBA Faculty

Florida Atlantic University

May 2011 – Present · 9 yrs 11 mos

Boca Raton, FL



Professor of Management

Southern Connecticut State University

Aug 2013 – Mar 2016 · 2 yrs 8 mos

New Haven, CT



Visiting Associate Professor

Rutgers Business School

Jul 2012 – Jun 2013 · 1 yr





















Newark & New Brunswick, NJ

Associate Professor of Management
University of New Orleans
Jan 1999 – May 2012 · 13 yrs 5 mos
New Orleans, LA

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Education

Rutgers University
Ph.D., Strategic Management, Internationall Business
1997

Rutgers Business School
MBA, Strategy
1994

Rutgers School of Engineering
B.S., Chemical Engineering
1985

Skills & endorsements

Leadership · 95

Endorsed by **Phillip A. Easton and 2 others who are highly skilled at this**

Endorsed by **6 of Steven's colleagues at Florida Atlantic University**

Entrepreneurship · 69

Endorsed by **Dr. dt ogilvie, who is highly skilled at this**

Endorsed by **3 of Steven's colleagues at Florida Atlantic University**

Management · 66

Endorsed by **Luz A. Rivera and 1 other who is highly skilled at this**

Endorsed by **4 of Steven's colleagues at Florida Atlantic University**

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